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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549



                                  FORM 12b-25


                                           Commission File Number:  000-20759
                                                                    -----------

                          NOTIFICATION OF LATE FILING

      (Check One):

[X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR
      For Period Ended:      July  31, 1996
                       ----------------------------------------------------

[ ]Transition Report on Form 10-K        [ ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F        [ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K
     For the Transition Period Ended:
                                     ---------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                  PART I
                            REGISTRANT INFORMATION

Full name of registrant       American Artists Film Corporation
                        ------------------------------------------------------


Former name if applicable     Setab Alpha, Inc.
                         -----------------------------------------------------


Address of principle executive office (Street and number)   1245 Fowler Street
                                                            ------------------
N.W
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City, state and zip code                                Atlanta, Georgia 30318
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                                    PART II
                            RULE 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

          State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.


    The Company completed a merger (Form S-4) and a public offering (Form SB-2) on October 7, 1996. The completion of those transactions utilized the resources of the Company's accounting and financial personnel, as a result of which the preparation of the Company's financial statements was delayed.
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PART IV
                                  OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

              Robert A. Martinez           (404)                876-7373
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               (Name)                   (Area Code)        (Telephone Number)

      (2)  Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        Yes [X]    No [ ]


The registrant has not filed the following periodic reports:





      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        Yes [X]    No [ ]

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


As discussed in the Company's registration statements on Form S-4 and Form SB-2, it is anticipated that for the period ended July 31, 1996 ("fiscal 1996") the Company will report a net loss that is materially larger than that reported for the year ended July 31, 1995 ("fiscal 1995"). The Company currently estimates that the net loss reported for fiscal 1996 will be approximately $1.2 million, as compared to a net loss of $7,793 reported for fiscal 1995.


American Artists Film Corporation has caused this notification to be signed on
---------------------------------
its behalf by the undersigned thereunto duly authorized.

Date    December 16, 1996                                /s/ Robert A. Martinez
     --------------------------------                 --------------------------
                                                      By: Robert A. Martinez
                                                      Title: Vice President -
                                                             Finance, Treasurer